News Release

For Immediate Release

Stantec announces filing of 2005 year-end disclosure documents
Company’s Board of Directors approves a two for one stock split

EDMONTON AB (March 31, 2006) TSX:STN; NYSE:SXC

Stantec has filed its 2005 Annual Information Form, Annual Report, Audited Annual Financial Statements and related Management’s Discussion and Analysis, and Notice of Annual and Special Meeting of Shareholders & Management Information Circular with Canadian Securities Administrators and the United States Securities Exchange Commission (SEC).

These documents are available on www.sedar.com and on www.sec.gov from Edgar.

Stantec will hold its Annual & Special Meeting of Shareholders on May 4, 2006, at 1:00 PM EST (11:00 AM MST) at Stantec’s headquarters in Edmonton, Alberta, 10160-112th Street. Stantec’s Board of Directors proposes two special resolutions to be voted on by shareholders.

One is an amendment of the Employee Share Option Plan setting the number of Common Shares reserved for issuance under that plan at a number equal to 10% of Stantec’s issued and outstanding Common Shares. Stantec believes this change will ensure that additional stock options are available as part of Stantec’s compensation structure to attract, retain and motivate key individuals.

Stantec’s Board of Directors also proposes a two (2) for one (1) stock split to increase the total number of outstanding Common Shares. The Company believes a two for one stock split will enhance the liquidity and marketability of the Common Shares and make the Common Shares accessible to a wider range of investors.

The subdivision of shares would result in an increase in the number of shares to approximately 45.1 million from about 22.6 million (based on Stantec’s outstanding number of shares on March 15, 2006). The share split and amendment to the Employee Share Option Plan are both subject to regulatory approval and to the approval of shareholders at the Annual & Special Meeting.

Stantec, founded in 1954, provides professional design and consulting services in planning, engineering, architecture, surveying, and project management. We support public and private sector clients in a diverse range of markets, at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through more than 5,500 employees operating out of over 60 locations in North America and the Caribbean. Stantec trades on the Toronto Stock Exchange under the symbol STN and on the New York Stock Exchange under the symbol SXC.

Cautionary note regarding forward-looking statements
This press release contains "forward-looking statements". Some of these statements may involve risks and uncertainties and other factors that may be beyond the control of Stantec and cause actual results to be materially different from those contained in such forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in Stantec's filings with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

Media Contact Jay Averill Media Relations Stantec Tel: (780) 917-7441	Investor Contact Simon Stelfox Investor Relations Stantec Tel: (780) 917-7288
stantec.com